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04 JAN 23 AM 7:21

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Direct Line: 020 7887 7108
Direct Fax: 020 7887 0001

SUPPL

To:	Securities and Exchange Commission	**Fax (to):**	001 202 942 9624
From:	Kerin Williams	**Date:**	22 January 2004
Pages:	5		
Subject:	Liberty International PLC Exemption pursuant to Rule 12g 3-2(b) Under the Securities Exchange Act of 1934 File No. 82-34722		

Please find attached an announcement that was made on the London Stock Exchange today. I would be grateful if you could acknowledge receipt of this fax as soon as possible.

Yours faithfully

Kerin Williams
Deputy Company Secretary

PROCESSED
JAN 29 2004
THOMSON FINANCIAL

dlw 1/23

LIBERTY
INTERNATIONAL

VIA FAX

January 22, 2004

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, DC 20549

Re: Liberty International PLC
Exemption Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934
File No. 82-34722

Ladies and Gentlemen:

On behalf of Liberty International PLC, a company incorporated under the laws of England and Wales (the "Company"), a "foreign private issuer" exempt from the registration and reporting requirements set forth in Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to the exemption order issued on June 11, 2003 (file no. 82-34722) pursuant to Rule 12g3-2(b) under the Exchange Act, we herewith submit the documents: 'Notification of Major Interests in Shares

Should you have any questions concerning the foregoing or require any additional information, please do not hesitate to contact Kerin Williams at +44 (0) 20 7887 7108.

Yours faithfully,

Kerin Williams
Deputy Company Secretary
Fax : +44 (0) 20 7887 0001
Enclosures

cc: Susan Folger, Liberty International PLC
William H. Gump, Esq.

FILE NO. 82-34722 ***SCHEDULE 10***

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1. Name of company	2. Name of shareholder having a major interest
LIBERTY INTERNATIONAL PLC	THE CAPITAL GROUP COMPANIES, INC

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18	4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them
MATERIAL INTEREST OF THE SHAREHOLDER NAMED IN 2 ABOVE	SEE ATTACHED SCHEDULE

5. Number of shares acquired since last notification	6. Percentage of issued class	7. Number of shares/amount of stock disposed	8. Percentage of issued class
3,421,647	1.063 %		

9. Class of security	10. Date of transaction	11. Date company informed
ORDINARY SHARES OF 50 PENCE	20/01/04	22/01/04

12. Total holding following this notification	13. Total percentage holding of issued class following this notification
16,018,740 ORDINARY SHARES	4.98%

14. Any additional information	15. Name of contact and telephone number for queries
	KERIN WILLIAMS 020 7887 7108

16. Name and signature of authorised company official responsible for making this notification
Kerin Williams Deputy Company Secretary
Date of notification **22 January 2004**